SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
_______________
Asure Software, Inc.
(Name of Subject Company (Issuer))
Asure Software, Inc.
(Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.01 Per Share
With an Exercise Price Greater Than $8.50 Per Share
(Title of Class of Securities)
04649U102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Patrick Goepel
Chief Executive Officer
Asure Software, Inc.
3700 N. Capital of Texas Highway, Suite 350
Austin, Texas 78746
(512) 437-2700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

With a copy to:

Patrick Pohlen, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
(650) 328-4600

and

Katheryn A. Gettman
Messerli & Kramer, P.A.
101 South Fifth Street, Suite 1400
Minneapolis, MN 55402
(612) 672-3600
_______________
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,595,516	$207.10

*
Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Asure Software, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 700,335 shares of Asure Software, Inc. common stock and have an aggregate value of $1,595,516 as of December 9, 2019, calculated using the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2020, issued August 23, 2019, equals $129.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.             Filing Party: Not applicable.
Form or Registration No.: Not applicable.             Date Filed: Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.
The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated December 16, 2019, attached hereto as Exhibit (a)(1)(i) (as it may be amended or supplemented from time to time) (the “Offer to Exchange”), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) Name and Address. Asure Software, Inc., a Delaware corporation (“Asure Software”) is the issuer of the securities subject to the Offer to Exchange. Asure Software maintains its registered office at 3700 N. Capital of Texas Highway, Suite 350, Austin, Texas 78746. Asure Software’s telephone number is (512) 437-2700.
(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by Asure Software to exchange certain outstanding options to purchase shares of Asure Software common stock previously granted under its 2009 Equity Incentive Plan and 2018 Incentive Award Plan that have an exercise price per share higher than the greater of $8.50 or the closing trading price of our common stock on the date the exchange offer expires (the “eligible options”) for new restricted stock units (“RSUs”) to be granted under the Asure Software, Inc. 2018 Incentive Award Plan (the “2018 Plan”). As of December 9, 2019, options to purchase approximately 700,335 shares of Asure Software common stock were eligible for exchange in the exchange offer. Asure Software is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related Election Form, Form of Agreement to Terms of Election and Form of Notice of Withdrawal/Change of Election Form attached hereto as Exhibits (a)(1)(iii)-(v).
The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “Risks of Participating in the Offer,” and Sections 2, 6 and 9 of the Offer to Exchange under the caption “The Offer” entitled “Eligible Options; Number of New RSUs; Expiration Date,” “Acceptance of Options for Exchange; Grant of New RSUs,” and “Source and Amount of Consideration, Terms of New RSUs,” respectively, is incorporated herein by reference.
(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Exchange under the caption “The Offer” entitled “Price Range of Shares Underlying the Options” is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
Asure Software is both the filing person and the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a) Material Terms. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Offer to Exchange under the caption “The Offer” entitled “Eligibility,” “Eligible Options; Number of New RSUs; Expiration Date,” “Purposes of the Offer,” “Procedures for Electing to Exchange Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange; Grant of New RSUs,” “Conditions of the Offer,” “Price Range of Shares Underlying the Options,” “Source and Amount of Consideration; Terms of New RSUs,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material Income Tax Consequences” and “Extension of Offer; Termination; Amendment,” respectively, and Schedule B attached to the Offer to Exchange are incorporated herein by reference.
(b) Purchases. Members of Asure Software’s board of directors and Asure Software’s Chief Executive Officer are not eligible to participate in the option exchange. Asure Software’s other executive officers are eligible to participate in the option exchange. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers;

Transactions and Arrangements Concerning our Securities” is incorporated herein by reference. The 2018 Plan and the related form of RSU award agreement attached hereto as Exhibits (d)(1)-(d)(2) also contain information regarding Asure Software’s securities.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) Purposes. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 under the caption “The Offer” entitled “Purposes of the Offer” is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in Sections 6 and 12 of the Offer to Exchange under the caption “The Offer” entitled “Acceptance of Options for Exchange; Grant of New RSUs” and “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” respectively, is incorporated herein by reference.
(c) Plans. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 of the Offer to Exchange under the caption “The Offer” entitled “Purposes of the Offer” is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) Source of Funds. The information set forth in Section 9 of the Offer to Exchange under the caption “The Offer” entitled “Source and Amount of Consideration; Terms of Restricted Stock Units” is incorporated herein by reference.
(b) Conditions. The information set forth in Section 7 of the Offer to Exchange under the caption “The Offer” entitled “Conditions of the Offer” is incorporated herein by reference.
(d) Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) Securities Ownership. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.
(b) Securities Transactions. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Solicitations or Recommendations. Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a) Financial Information. The information set forth in Schedule B to the Offer to Exchange and Sections 11 and 17 of the Offer to Exchange under the caption “The Offer” entitled “Information Concerning Asure Software” and “Additional Information,” respectively, is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
(b) Pro Forma Financial Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Sections 11 and 13 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning our Securities” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.
(b) Other Material Information. Not applicable.

ITEM 12. EXHIBITS.
Exhibit Number     Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated December 16, 2019
(a)(1)(ii)	Email to all eligible employees from Patrick Goepel, Asure Software’s Chief Executive Officer, dated December 16, 2019
(a)(1)(iii)	Election Form
(a)(1)(iv)	Form of Agreement to Terms of Election
(a)(1)(v)	Form of Notice of Withdrawal/Change of Election Form
(a)(1)(vi)	Form of email reminder
(a)(1)(vii)	Option exchange presentation for eligible employees, to be presented on December 16, 2019
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	Not applicable
(d)(1)	Asure Software, Inc. 2018 Incentive Award Plan, as amended March 29, 2019(1)
(d)(2)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2018 Incentive Award Plan(1)
(g)	Not applicable
(h)	Not applicable

(1)	Incorporated by reference to Asure Software’s Form S-8 Registration Statement filed with the SEC on July 22, 2019.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 16, 2019    Asure Software, Inc.

By: /s/ Patrick Goepel
Patrick Goepel
President, Chief Executive Officer